Filed Pursuant to Rule 433 Registration Statement No. 333-215863 Supplementing the Prospectus dated February 1, 2017 and Preliminary Prospectus Supplement dated November 28, 2017

Johnson Controls International plc

€750,000,000 0.000% Senior Notes due 2020

Pricing Term Sheet

November 28, 2017

Issuer:	Johnson Controls International plc

Trade Date:	November 28, 2017

Settlement Date**:	December 4, 2017 (T+4)

Joint Book-Running Managers:	UniCredit Bank AG Commerzbank Aktiengesellschaft Danske Bank A/S
Citigroup Global Markets Limited J.P. Morgan Securities plc Merrill Lynch International

Title of Securities:	0.000% Senior Notes due 2020

Ratings (Moody’s / S&P / Fitch)*:	Baa1 (stable) / BBB+ (stable) / BBB+ (stable)

Aggregate Principal Amount Offered:	€750,000,000

Maturity Date:	December 4, 2020

Interest Rate:	0.000% per annum

Benchmark Bund:	OBL #172 0.25% due October 16, 2020

Benchmark Bund Price and Yield:	102.57; -0.632%

Spread to Benchmark Bund:	+80.1 basis points

Mid-Swap Yield:	-0.061%

Spread to Mid-Swap Yield:	+23 basis points

Yield to Maturity:	0.169%

Price to Public:	99.495%, plus accrued interest, if any, from December 4, 2017

Gross Proceeds:	€746,212,500

Underwriting Discount:	0.350%

Net Proceeds (before estimated offering expenses):	€743,587,500

Interest Payment Dates:	Payable annually on December 4 of each year, beginning on December 4, 2018

Optional Redemption:	Prior to September 4, 2020 (three months prior to the maturity date of the Securities), callable at make-whole (reference bond rate +15 basis points)

Par Call:	On or after September 4, 2020 (three months prior to the

maturity date of the Securities)

CUSIP:	478375 AW8

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Day Count Convention:	ACTUAL / ACTUAL (ICMA)

Business Day Convention:	Following Business Day Convention

Listing:	Application will be made to list the notes on the New York Stock Exchange

Clearing and Settlement:	Euroclear / Clearstream

Stabilization:	Stabilization/FCA

Law:	New York

*The security ratings set forth above are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time.

**It is expected that delivery of the notes will be made to investors on or about December 4, 2017, which will be the fourth U.S. business day following the trade date set forth above (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next succeeding business day should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Commerzbank Aktiengesellschaft toll-free at +1-800-233-9164; Danske Bank A/S toll-free at +45-45-143270; or UniCredit Bank AG toll-free at 1-800-493-2203.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.